SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release April 26, 2005 at 12:00

UPM INTERIM REPORT 1 JANUARY - 31 MARCH 2005

First-quarter earnings per share were EUR 0.39 (0.09 for the first quarter of 2004), excluding non-recurring items EUR 0.20 (0.09). First-quarter operating profit was EUR 173 million (99 million). Profit before tax was EUR 249 million (61 million) and excluding non-recurring items EUR 148 million (61 million). Paper deliveries were 6% down on the same quarter last year.

UPM’s Interim Report for January - March 2005:

Profitability improved despite decrease in sales and deliveries Positive development in cost-efficiency

Key figures for 1-3/2005 (1-3/2004):

•	Operating profit, excluding non-recurring items, was EUR 173 million (EUR 99 million)

•	Earnings per share, excluding non-recurring items, were EUR 0.20 (EUR 0.09)

•	Sales were EUR 2,278 million (EUR 2,451 million)

•	Paper deliveries were 6% down on this period last year

UPM’s President and CEO Jussi Pesonen comments on the first quarter of 2005:

“UPM’s profitability improved during the first quarter despite lower sales and deliveries. Last year’s restructuring of the wood products business, focus on Raflatac, improvements in cost-efficiency and increases in sales prices for papers all had a positive impact on profitability. Over the past twelve months, we have achieved a positive turn-around in all our divisions.”

“On paper markets, we emphasized the importance of profitability over volumes. Demand for paper has remained good during the first three months. Long-term forecasts for the advertising business are for this positive trend to continue. The increases in paper prices materialized mainly as anticipated, with the exception of coated fine paper. Paper prices in euro terms in the United States are currently at the same level as in Europe, which has brought better balance to the market.”

“Second-quarter paper deliveries are forecast to be higher than last year. The average price for paper is expected to be up on the first quarter partly due to already agreed higher prices. Demand for converted products is expected to remain good. Plywood is also in good demand, while the market for sawn timber will continue to be over-supplied. Possible strikes at the Finnish mills may affect both deliveries and profit for the second quarter”, says Mr Pesonen.

For more information contact:

Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Kari Toikka, Executive Vice President and CFO, UPM, tel. +358 204 15 0014

UPM

Corporate Communications

26 April 2005

* * * * *

News Conference and Conference Call Information

A news conference regarding the January-March Interim Report will be held today,

26 April 2005, at UPM’s Head Office at 13:30 Finnish time (11:30 GMT, 06:30 EST).

The briefing can be followed live on the internet at the address www.upm-kymmene.com. A recording of the briefing can be seen at this address for the following three months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST). A recording of the discussion can be heard until May 3, 2005 by calling: +44 (0) 1452 550 000, access code: 5552019#. The conference call title is UPM Interim Report Q1/2005 Conference Call.

In the United States and Canada, the Conference Call number is +1 866 220 1452.

The recording can be heard at the following number +1 866 247 4222, access code: 5552019#.

UPM’s Interim Report for January - March 2005:

Key Figures

	1-3/ 2005	1-3/ 2004 1)	1-12/ 2004 1)
Sales, EUR million	2,278	2,451	9,820
EBITDA, EUR million 1)	398	353	1,448
% of sales	17.5	14.4	14.7
Operating profit, EUR million	173	99	627
excluding non-recurring items, EUR million	173	99	422
Profit before tax, EUR million	249	61	556
excluding non-recurring items, EUR million	148	61	341
Profit for the period, EUR million	205	47	920
Earnings per share, EUR	0.39	0.09	1.76
excluding non-recurring items, EUR million	0.20	0.09	0.49
Diluted earnings per share, EUR	0.39	0.09	1.75
Return on equity, %	11.0	2.7	12.6
excluding non-recurring items, %	5.6	2.7	3.4
Return on capital employed, %	9.2	3.7	6.0
excluding non-recurring items, %	6.1	3.7	4.3
Equity to assets ratio at end of period, %	45.6	39.2	48.2
Gearing ratio at end of period, %	66	75	61
Shareholders’ equity per share at end of period, EUR	13.96	12.74	14.46
Net interest-bearing liabilities at end of period, EUR million	4,812	5,033	4,617
Gross capital expenditure, EUR million	160	136	686
Personnel at end of period	32,924	34,479	33,433

1)	The figures for 2004 have been adjusted to correspond with the new and revised IFRS standards. The effect of share-based option expenses on operating profit for January-March 2004 was EUR -2 million and for January-December 2004 EUR -12 million. Profit before tax for October-December 2004 was reduced by EUR 26 million due to the valuation of Metso shares. UPM’s share of the results of associated companies and joint ventures for January-March 2004 was unaffected but fell for January-December 2004 by EUR 6 million. See New IFRS standards and revised IAS standards, page 16.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.

CHANGES IN ACCOUNTING POLICIES

UPM has been reporting under International Financial Reporting Standards (IFRS) since 2004. As of 1 January 2005, the company adopted the revised IAS 32, Financial Instruments: Disclosure and Presentation, revised IAS 39, Financial Instruments: Recognition and Measurement and IFRS 2 Share Based Payment. The standards will be applied retrospectively to the year 2004 and the financial statements for 2004 have been adjusted accordingly.

From the beginning of 2005, the company also adopted IFRS 3, Business Combinations, and thus goodwill is no longer amortized. See New IFRS standards and revised IAS standards, page 16.

EARNINGS

•	FIRST QUARTER OF 2005 COMPARED WITH FIRST QUARTER OF 2004

Sales for the first quarter of 2005 were EUR 2,278 million, a decrease of 7% on the EUR 2,451 million for the first quarter of 2004. Paper deliveries were 6% lower, although paper demand in UPM’s main markets remained the same. The decrease in UPM’s paper deliveries was partly due to the strike at Miramichi mill in Canada.

Operating profit was EUR 173 million, EUR 74 million higher than the previous year’s EUR 99 million. Taking into account the EUR 25 million goodwill amortization included in the first quarter of 2004, the increase in operating profit was EUR 49 million. Higher average paper prices, especially in North America, as well as the improved profitability of the Wood Products division had a positive impact on operating profit. The cost cuttings realized also improved profitability. Share-based option expenses were EUR 3 million (2 million). Raw material price increases exceeded the rate of inflation. The euro was on average 5% stronger vs. the US dollar. Operating profit was 7.6% of sales (4.0%).

Profit before tax was EUR 249 million (61 million) and excluding non-recurring items EUR 148 million (61 million). Non-recurring items for the first quarter of 2005 consist of a EUR 89 million tax-free gain arising from the sale of shares in Metso Corporation. UPM’s share of the profits after tax from associated companies and joint ventures was EUR 31 million (12 million) including non-recurring income of EUR 12 million (-). Net finance costs were EUR 41 million (44 million). The decrease in net finance costs is mainly due to lower interest-bearing liabilities than a year ago. Exchange rate and fair value gains and losses resulted in a loss of EUR 3 million (loss of EUR 6 million).

Income taxes were EUR 44 million (14 million) and the effective tax rate, excluding the impact of non-recurring items, was 30% (23%).

Profit for the period was EUR 205 million (47 million) and earnings per share were EUR 0.39 (0.09). Excluding non-recurring items, earnings per share were EUR 0.20 (0.09).

DELIVERIES

Paper deliveries for the first three months were 2,478,000 tonnes, 6% lower than the previous year’s first-quarter deliveries of 2,634,000 tonnes. Magazine paper deliveries decreased by 4%, those for newsprint by 6% and for fine and speciality papers by 9%.

FINANCING

At the end of the review period the gearing ratio was 66% (75% at 31 March 2004).

Net interest-bearing liabilities were EUR 4,812 million (5,033 million).

The cash flow from operating activities, before capital expenditure and financing was EUR 98 million (-28 million). Change in working capital was EUR -246 million (-310 million, including the impact of EUR -179 million from termination of the asset securitization programme).

PERSONNEL

During the first three months of the year, UPM had an average of 32,972 employees (34,403 for this period last year). The number at the end of March was 32,924 (34,479).

CAPITAL EXPENDITURE

Gross capital expenditure for the first quarter of the year was EUR 160 million (136 million), 7.0% of sales (5.5%).

UPM’s largest on-going investment, the 450,000 t/a paper machine project near Shanghai in China, has proceeded well and the machine is expected to start up in the latter part of May 2005.

In January UPM decided to invest a total of EUR 14 million in modernizing Korkeakoski and Kaukas sawmills and Jyväskylä plywood mill. The investments will be completed by autumn 2005. UPM will also invest approximately EUR 82 million in rebuilding paper machine 3 at Nordland paper mill in Germany. This will raise production capacity to 340,000 t/a. At Docelles paper mill in France, UPM will invest approximately EUR 26 million in rebuilding paper machine 1. Production capacity will increase to 155,000 t/a as a result. Both rebuilds will be completed in the third quarter of 2006.

In February UPM decided to build a power plant at its Chapelle Darblay mill in France. The total investment cost is EUR 75 million. The power plant will start-up in the first quarter of 2007.

In March UPM announced its decision to make a direct capital investment of USD 67 million (EUR 51 million) in the Uruguay pulp mill project being implemented by its associated company Metsä-Botnia. The total investment cost of the project is approximately USD 1.1 billion. The annual production capacity of the mill will be about one million tonnes of bleached eucalyptus pulp, of which UPM’s planned share will be about half. The mill is scheduled to start up in the third quarter of 2007.

SHARES

UPM shares worth EUR 3,182 million were traded on the Helsinki Stock Exchange during the period January-March (3,021 million). The highest quotation was EUR 18.15 in March and the lowest EUR 15.77 in January. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 104 million (93 million).

During the first quarter UPM bought back 8,000,000 of its own shares with a total value of EUR 136.6 million. The average cost per share was EUR 17.07.

The Annual General Meeting held on 31 March 2005 decided to reduce the share capital by invalidating, without payment, 8,000,000 own shares acquired by the company. The meeting also decided to buy back a minimum of 100 and a maximum of 25,000,000 own shares and authorized the Board of Directors to decide on the disposal of own shares.

In addition, the meeting authorized the Board of Directors to decide on an increase in the share capital, disapplying the pre-emptive rights of shareholders, through one or several issuances of new shares and/or one or several convertible bond issues. The increase in the number of shares may amount to an aggregate maximum of 104,715,000.

The meeting also authorized the Board of Directors to issue share options to the key personnel of the UPM-Kymmene Group as well as to a wholly owned subsidiary of UPM-Kymmene Corporation. In total, the share options will entitle the subscription of a maximum of 9,000,000 shares. Of the share options, 3,000,000 will be marked with the symbol 2005F, 3,000,000 with the symbol 2005G and 3,000,000 with the symbol 2005H. The subscription price for the 2005F share options is the average trade-weighted share price between 1 January and 28 February 2005 plus 10%, i.e. EUR 18.23 per share, for the 2005G options the price between 1 January and 28 February 2006 plus 10%, and for the 2005H options the price between 1 January and 28 February 2007 plus 10%. The subscription period for 2005F options will be 1 October 2006 - 31 October 2008, for 2005G options 1 October 2007 - 31 October 2009 and for 2005H options 1 October 2008 - 31 October 2010.

During the first quarter of 2005 no options were exercised to subscribe shares.

Through the issue authorization and share options, the number of shares may increase to a maximum of 652,493,930.

The number of shares entered in the Trade Register at 31 March 2005 was 524,450,272. After the registration on 12 April of the invalidation of the 8,000,000 shares repurchased, the number of shares is 516,450,272.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

UPM’s listing of 2002E share options commenced on 1 April 2005.

Capital Group International, Inc. announced on 15 February 2005 that it managed 6.30% of UPM shares and 4.65% of the voting rights based on these shares at 31 December 2004.

Franklin Resources Inc. Group announced on 7 March 2005 that it held 7.58% of UPM shares together with the voting rights for 2.53% of UPM shares based on managed accounts, making a total of 10.11% of the voting rights.

DIVIDEND

The Annual General Meeting held on 31 March 2005 approved the Board’s proposal that a dividend of EUR 0.75 per share be paid for the 2004 financial year. The total dividend of EUR 387 million was debited from shareholders equity and credited to short-term non-interest-bearing liabilities at the end of March. The dividend was paid on 12 April.

BOARD OF DIRECTORS

The Annual General Meeting elected one new member to the Board of Directors: Ms. Wendy E. Lane, Chairman of the investment firm Lane Holdings, Inc. The following members of the Board of Directors were re-elected: Martti Ahtisaari, former President of the Republic of Finland; Michael C. Bottenheim, former Managing Director of Lazard Brothers; Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Karl Grotenfelt, Chairman of the Board of Directors of Famigro Oy; Georg Holzhey, former Executive Vice President of UPM-Kymmene and Director of Haindl Papier GmbH & Co KG; Jorma Ollila, Chairman of the Board and CEO of Nokia Corporation; Francoise Sampermans, Publishing Consultant, former Director of the French media distribution chain NMPP; Gustaf Serlachius and Vesa Vainio.

At its first meeting the Board of Directors re-elected Vesa Vainio to serve as its chairman. Jorma Ollila and Berndt Brunow were elected as vice chairmen.

The Board of Directors elected from its independent members an Audit Committee with Michael C. Bottenheim as chairman and Martti Ahtisaari and Wendy E. Lane as members. A Human Resources Committee was elected with Berndt Brunow as chairman and Georg Holzhey and Francoise Sampermans as members. A Nomination Committee was elected with Karl Grotenfelt as chairman and Jorma Ollila and Berndt Brunow as members.

LITIGATION

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company has responded, and is continuing to respond, to the subpoena as required.

Following internal investigations into competitive practices, UPM decided on 15 January 2004 to approach the competition authorities in the European Union, the United States and Canada. The competition authorities have started investigations into alleged antitrust activities and consequently the EU, several of its member states, and the Canadian authorities have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has not decided on immunity, which is pending and available.

UPM has also been named as a defendant in several class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

In May 2004, UPM received a European Commission Statement of Objection concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000. The annual sales of the operations under investigation amounted to EUR 11 million. UPM has responded to the Statement of Objection.

All of the above litigation matters may last several years.

No provisions have been made in relation to these investigations.

MARKET OUTLOOK

Second-quarter paper deliveries are forecast to increase from last year. The average price for papers is estimated to be up on the first quarter partly due to already agreed higher prices.

Demand for converted products is expected to remain good. Plywood is also in good demand, while the markets for sawn timber will continue to be oversupplied.

Possible strikes at the Finnish mills may affect both deliveries and profit for the second quarter.

DIVISIONAL REVIEWS

Comparisons of profitability are based on “Operating profit excluding amortization of goodwill and non-recurring items”.

Magazine papers

	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04
Sales, EUR million	737	876	836	823	757	3,292
EBITDA, EUR million 1)	125	113	145	118	105	481
% of sales	17.0	12.9	17.3	14.3	13.9	14.6
Depreciation, amortization and impairment charges, EUR million	-99	-192	-116	-116	-111	-535
Operating profit, EUR million	26	-108	29	2	-6	-83
% of sales	3.5	-12.3	3.5	0.2	-0.8	-2.5
Amortization of goodwill, EUR million	—	-14	-15	-15	-14	-58
Non-recurring items, EUR million 2)	—	-104	—	—	—	-104
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	26	10	44	17	8	79
% of sales	3.5	1.1	5.3	2.1	1.1	2.4
Deliveries, 1,000 t	1,110	1,324	1,217	1,244	1,155	4,940

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2004: charges of EUR 110 million relating to the closure of Miramichi kraft pulp mill and income of EUR 6 million relating to changes in the Finnish pension system.

FIRST QUARTER OF 2005 COMPARED WITH FIRST QUARTER OF 2004

Operating profit for Magazine Papers improved to EUR 26 million from EUR 8 million. Sales for the first quarter decreased by EUR 20 million to EUR 737 million. Paper deliveries were 45,000 tonnes (4%) down on last year mainly due to the strike at the Miramichi mill in Canada.

Operating profit benefited from higher average sales prices and from improved cost efficiency. The average prices translated into euros were over 2% up on this period last year. Inventories were higher than a year ago partly due to an increase in exports requiring longer shipment times.

MARKETS

In Europe, demand for coated magazine paper remained unchanged but for uncoated magazine paper declined by 4% compared with January-March last year. In North America, demand for coated magazine paper also remained the same, whereas demand for uncoated magazine paper increased by 8%.

Average first-quarter magazine paper prices in Europe were similar to those for the same period last year. In North America, average US dollar prices were about 12% higher.

Newsprint

	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04
Sales, EUR million	312	342	316	320	317	1,295
EBITDA, EUR million 1)	64	53	62	49	56	220
% of sales	20.5	15.5	19.6	15.3	17.7	17.0
Depreciation, amortization and impairment charges, EUR million	-47	-54	-55	-57	-58	-224
Operating profit, EUR million	17	1	7	-8	-2	-2
% of sales	5.4	0.3	2.2	-2.5	-0.6	-0.2
Amortization of goodwill, EUR million	—	-7	-7	-7	-7	-28
Non-recurring items, EUR million 2)	—	2	—	—	—	2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	17	6	14	-1	5	24
% of sales	5.4	1.8	4.4	-0.3	1.6	1.9
Deliveries, 1,000 t	632	736	645	667	671	2,719

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2004 relate to changes in the Finnish pension system.

FIRST QUARTER OF 2005 COMPARED WITH FIRST QUARTER OF 2004

Operating profit for Newsprint improved to EUR 17 million from EUR 5 million. Sales for the first quarter were slightly down at EUR 312 million, with paper deliveries 39,000 tonnes (6%) less than last year. The decrease was partly due to the closure of one paper machine at Voikkaa mill at the end of April 2004. Average prices for newsprint and improved newsprint were over 4% higher than a year ago.

MARKETS

Compared to the first quarter of 2004, total demand for standard and improved newsprint grew by about 1% in Europe. First-quarter standard newsprint market prices were on average 1% up in Europe.

Fine and Speciality Papers

	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04
Sales, EUR million	537	545	581	561	588	2,275
EBITDA, EUR million 1)	94	84	95	82	95	356
% of sales	17.5	15.4	16.4	14.6	16.2	15.6
Depreciation, amortization and impairment charges, EUR million	-49	-53	-48	-49	-49	-199
Operating profit, EUR million	45	34	47	33	46	160
% of sales	8.4	6.2	8.1	5.9	7.8	7.0
Amortization of goodwill, EUR million	—	-1	-1	-2	-1	-5
Non-recurring items, EUR million 2)	—	3	—	—	—	3
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	45	32	48	35	47	162
% of sales	8.4	5.9	8.3	6.2	8.0	7.1
Deliveries, 1,000 t	720	739	787	756	792	3,074

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items relate to changes in the Finnish pension system.

FIRST QUARTER OF 2005 COMPARED WITH FIRST QUARTER OF 2004

Operating profit for Fine and Speciality Papers was EUR 45 million, slightly down on last year’s figure of EUR 47 million. Sales declined from EUR 588 million to EUR 537 million. Paper deliveries decreased by 72,000 tonnes (9%) on last year. There was no marked change in average prices for fine and speciality papers compared with last year. Cost efficiency improved.

MARKETS

In Europe demand for fine papers remained the same as last year, with the market very competitive. In China, the uncoated fine paper market has been well balanced, and prices have been firm. Demand for speciality papers remained good.

Market prices for fine papers in Europe were about 2% lower in January-March 2005 than in the first quarter of last year.

Converting

	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04
Sales, EUR million	361	355	351	354	354	1,414
EBITDA, EUR million 1)	32	26	30	32	34	122
% of sales	8.9	7.3	8.6	9.0	9.6	8.6
Depreciation, amortization and impairment charges, EUR million	-12	-13	-14	-13	-13	-53
Operating profit, EUR million	20	15	16	19	21	71
% of sales	5.5	4.2	4.6	5.4	5.9	5.0
Amortization of goodwill, EUR million	—	-1	-2	-1	-1	-5
Non-recurring items, EUR million 2)	—	2	—	—	—	2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	20	14	18	20	22	74
% of sales	5.5	3.9	5.1	5.6	6.2	5.2

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring income relates to changes in the Finnish pension system.

FIRST QUARTER OF 2005 COMPARED WITH FIRST QUARTER OF 2004

Operating profit was EUR 20 million, down slightly on last year’s figure of EUR 22 million. The decrease is due mainly to higher raw material costs. Raflatac’s operating profit was about the same as a year ago, but Loparex and Walki Wisa recorded lower operating profits. First-quarter sales for the Converting Division were EUR 361 million, up 2% on last year. Raflatac and Loparex increased their sales while Walki Wisa’s sales were lower.

Demand for Raflatac’s pressure-sensitive labelstock has progressed well in Europe and North America, and selected price increases have taken place. Demand for Loparex’s siliconized paper has been strong in all markets, while demand of Walki Wisa’s industrial wrappings has also remained good.

Wood Products

	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04
Sales, EUR million	312	326	354	418	388	1,486
EBITDA, EUR million 1)	26	14	12	27	22	75
% of sales	8.3	4.3	3.4	6.5	5.7	5.0
Depreciation, amortization and impairment charges, EUR million	-12	-34	-13	-13	-13	-73
Operating profit, EUR million	14	-26	109	14	9	106
% of sales	4.5	-8.0	30.8	3.3	2.3	7.1
Amortization of goodwill, EUR million	—	—	—	—	—	—
Non-recurring items, EUR million 2)	—	-27	110	—	—	83
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	14	1	-1	14	9	23
% of sales	4.5	0.3	-0.3	3.3	2.3	1.5
Production, plywood 1,000 m3	231	249	212	257	251	969
Production, sawn timber 1,000 m3	495	581	482	631	582	2,276

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Third-quarter 2004 operating profit includes a EUR 110 million gain on the sale of Brooks Group. Fourth-quarter 2004 non-recurring items include charges of EUR 34 million relating to restructuring at the Finnish sawmills and plywood mills and income of EUR 7 million relating to changes in the Finnish pension system.

FIRST QUARTER OF 2005 COMPARED WITH FIRST QUARTER OF 2004

Operating profit improved from EUR 9 million to EUR 14 million as a result of restructuring measures and better plywood prices. Sawmilling continued to make a loss.

Sales were EUR 312 million, EUR 76 million less than a year ago mainly due to the divestments of Brooks Group and Anco Træ. Adjustments to plywood and sawn timber production also affected sales: plywood production was 8% lower than a year ago and sawn timber production correspondingly 15% lower. Sales by the Puukeskus building supplies business increased.

The strong demand for plywood and sawn timber continued in Europe, and as a result plywood prices were higher. Sawn timber prices, however, remained low.

Other Operations

EUR million	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04
Sales 1)	137	101	128	145	164	538
EBITDA 2)	57	63	53	37	41	194
Depreciation, amortization and impairment charges	-6	-4	-14	-10	-10	-38
Operating profit 3)	51	278	39	27	31	375
of which
Forestry	22	14	16	14	22	66
Energy Department, Finland	29	42	27	23	26	118
Other and eliminations	—	222	-4	-10	-17	191
Operating profit, excluding non-recurring items	51	59	39	27	31	156

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
3)	Non-recurring items in 2004 consist of income of EUR 249 million attributable to changes in the Finnish pension system (TEL) and provisions totalling EUR 30 million for Group restructurings and wood procurement agreements.

FIRST QUARTER OF 2005 COMPARED WITH FIRST QUARTER OF 2004

Operating profit for Other Operations, EUR 51 million, was higher than last year.

The value of wood raw material harvested from the Group’s own forests was EUR 4 million (4 million). The change in the fair value of biological assets (growing trees) was EUR 15 million (16 million).

The improved water situation in the Nordic countries, together with UPM’s own hydropower assets, enabled greater use to be made of flexible and economical power generation.

The effect on operating profit of cash flow hedges included in “Other and eliminations” was EUR 9 million (5 million).

Deliveries and production

	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04
Deliveries
Magazine papers, 1,000 t	1,110	1,324	1,217	1,244	1,155	4,940
Newsprint, 1,000 t	632	736	645	667	671	2,719
Fine and speciality papers, 1,000 t	720	739	787	756	792	3,074
Converting papers, 1,000 t	16	15	14	14	16	59
Deliveries total	2,478	2,814	2,663	2,681	2,634	10,792
Production
Paper, 1,000 t	2,653	2,689	2,826	2,639	2,732	10,886
Plywood, 1,000 m3	231	249	212	257	251	969
Sawn timber, 1,000 m3	528	617	517	662	613	2,409
Chemical pulp, 1,000 t	548	547	585	550	561	2,243

Associated companies and joint ventures

EUR million	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04

Share of result after tax
Oy Metsä-Botnia Ab	14	9	17	23	7	56
Pohjolan Voima Oy	12	-3	-5	-1	4	-5
Other	5	—	—	6	1	7
Total	31	6	12	28	12	58

The first quarter of 2005 includes non-recurring income of EUR 12 million relating to the valuation of the assets of Pohjolan Voima Oy.

The final quarter of 2004 includes non-recurring income of EUR 10 million relating to changes in the Finnish pension system, EUR 6 million of which is attributable to Metsä-Botnia, EUR 3 million to Pohjolan Voima and EUR 1 million to other companies.

FIRST QUARTER OF 2005 COMPARED WITH FIRST QUARTER OF 2004

UPM’s share of the results of associated companies and joint ventures was up on last year’s first quarter.

The average price of Northern Bleached Softwood Kraft Pulp (NBSKP) was USD 637/tonne, up by 9% on last year. The price for short-fibre (BHKP) pulp was USD 552/tonne, 9% up. The corresponding prices in euros were 485/tonne for NBSKP (up 4%) and 421/tonne for BHKP (up 4%).

Helsinki, 26 April 2005

UPM-Kymmene Corporation

Board of Directors

Financial information

This Interim Report is unaudited.

Condenced consolidated income statement

EUR million	1-3/ 2005	1-3/ 2004	1-12/ 2004

Sales	2,278	2,451	9,820
Other operating income	19	15	168
Costs and expenses	-1,899	-2,113	-8,239
Depreciation, amortization and impairment charges	-225	-254	-1,122
Operating profit	173	99	627
Share of results of associated companies and joint ventures	31	12	58
Gains on available-for-sale investments, net	89	—	1
Exchange rate and fair value gains and losses	-3	-6	48
Interest and other finance costs, net	-41	-44	-178
Profit before tax	249	61	556
Income taxes	-44	-14	364
Profit for the period	205	47	920
Attributable to:
Equity holders of parent company	205	47	919
Minority interest	—	—	1
	205	47	920
Basic earnings per share, EUR	0.39	0.09	1.76
Diluted earnings per share, EUR	0.39	0.09	1.75

Condenced consolidated balance sheet

EUR million	31.3.2005	31.3.2004	31.12.2004

ASSETS
Non-current assets
Goodwill	1,560	1,636	1,560
Other intangible assets	552	523	519
Property, plant and equipment	7,621	8,065	7,621
Biological assets	1,154	1,138	1,143
Investments in associated companies and joint ventures	1,032	995	1,047
Deferred tax assets	250	371	246
Other non-current assets	407	769	666
	12,576	13,497	12,802
Current assets
Inventories	1,318	1,267	1,138
Trade and other receivables	1,669	1,752	1,745
Cash and cash equivalents	329	610	142
	3,316	3,629	3,025

Total assets	15,892	17,126	15,827

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	892	890	891
Share issue	—	—	1
Share premium reserve	745	737	745
Fair value and other reserves	217	240	273

Retained earnings	5,357	4,804	5,676
	7,211	6,671	7,586

Minority interest	26	32	26

Total equity	7,237	6,703	7,612
Non-current liabilities
Deferred tax liabilities	928	1,538	932
Non-current interest- bearing liabilities	4,476	5,016	4,424
Other non-current liabilities	618	785	610
	6,022	7,339	5,966

Current liabilities
Current interest-bearing liabilities	946	1,202	917
Trade and other payables	1,687	1,882	1,332
	2,633	3,084	2,249
Total liabilities	8,655	10,423	8,215

Total equity and liabilities	15,892	17,126	15,827

Consolidated statement of changes in shareholders’ equity

Attributable to equity holders of the parent

EUR million	Share capital	Share issue	Share premium reserve	Translation differences	Fair Value and Other reserves	Retained earnings	Total	Minority interest	Total equity

Shareholders equity at 1 January 2004	890	—	737	-42	263	5,149	6,997	32	7,029
Share-based compensation	—	—	—	—	2	—	2	—	2
Convertible bond loan 1994	—	—	—	—	—	—	—	—	—
Translation differences	—	—	—	28	—	—	28	—	28
Other items	—	—	—	—	—	1	1	—	1
Cash flow hedges
recorded in share-holders’ equity, net of tax	—	—	—	—	-24	—	-24	—	-24
transferred to income statement, net of tax	—	—	—	—	-5	—	-5	—	-5
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	18	—	18	—	18
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—
Dividend paid	—	—	—	—	—	-393	-393	—	-393
Profit for the period	—	—	—	—	—	47	47	—	47
Balance at 31 March 2004	890	—	737	-14	254	4,804	6,671	32	6,703
Shareholders equity at 1 January 2005	891	1	745	-55	328	5,676	7,586	26	7,612
Subscriptions with share options	1	-1	—	—	—	—	—	—	—
Treasury shares	—	—	—	—	—	-137	-137	—	-137
Share-based compensation	—	—	—	—	3	—	3	—	3
Translation differences	—	—	—	10	—	—	10	—	10
Other items	—	—	—	—	—	—	—	—	—
Cash flow hedges
recorded in share-holders’ equity, net of tax	—	—	—	—	-22	—	-22	—	-22
transferred to income statement, net of tax	—	—	—	—	-8	—	-8	—	-8
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	—	—	—	—
transferred to income statement, net of tax	—	—	—	—	-39	—	-39	—	-39
Dividend for 2004	—	—	—	—	—	-387	-387	—	-387
Profit for the period	—	—	—	—	—	205	205	—	205
Balance at 31 March 2005	892	—	745	-45	262	5,357	7,211	26	7,237

Condensed consolidated cash flow statement

EUR million	1-3/ 2005	1-3/ 2004	1-12/ 2004
Cash flow from operating activities
Profit for the period	205	47	919
Adjustments, total	182	289	420
Change in working capital 1)	-246	-310	-114
Cash generated from operations	141	26	1,225
Finance costs, net	-16	2	-156
Income taxes paid	-27	-56	-72
Net cash from operating Activities	98	-28	997

Cash flow from investing activities
Acquisitions and share Purchases	-1	—	-42
Purchases of intangible and tangible assets	-159	-136	-630
Asset sales and other investing cash flow	302	10	206
Net cash used in investing activities	142	-126	-466

Cash flow from financing activities
Change in loans and other financial items	100	418	-317
Dividends paid	—	—	-393
Cash paid for UPM shares	-137	—	—
Net cash used in financing activities	-37	418	-710

Change in cash and cash equivalents	203	264	-179

Cash and cash equivalents at beginning of period	142	338	338
Foreign exchange effect on cash	-16	8	-17
Change in cash and cash equivalents	203	264	-179
Cash and cash equivalents at end of period	329	610	142
Operating cash flow per share, EUR	0.19	-0.05	1.90

1)	January-March 2004 includes EUR -179 million arising from termination of the asset securitization programme.

Quarterly information

(For changes in accounting policies, see page 16)

EUR million	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 04
Sales by segment
Magazine Papers	737	876	836	823	757	3,292
Newsprint	312	342	316	320	317	1,295
Fine and Speciality Papers	537	545	581	561	588	2,275
Converting	361	355	351	354	354	1,414
Wood Products	312	326	354	418	388	1,486
Other Operations	137	101	128	145	164	538
Internal sales	-118	-122	-117	-124	-117	-480
Sales, total	2,278	2,423	2,449	2,497	2,451	9,820

Operating profit by segment
Magazine Papers	26	-108	29	2	-6	-83
Newsprint	17	1	7	-8	-2	-2
Fine and Speciality Papers	45	34	47	33	46	160
Converting	20	15	16	19	21	71
Wood Products	14	-26	109	14	9	106
Other Operations	51	278	39	27	31	375
Operating profit, total	173	194	247	87	99	627
% of sales	7.6	8.0	10.1	3.5	4.0	6.4
Share of results of associated companies and joint ventures	31	6	12	28	12	58
Gains on available-for-sale investments, net	89	1	—	—	—	1
Exchange rate and fair value gains and losses	-3	25	19	10	-6	48
Interest and other finance costs, net	-41	-41	-47	-46	-44	-178
Profit before tax	249	185	231	79	61	556
Income taxes	-44	230	-66	214	-14	364
Profit for the period	205	415	165	293	47	920

Basic earnings per share, EUR	0.39	0.80	0.31	0.56	0.09	1.76
Diluted earnings per share, EUR	0.39	0.79	0.31	0.56	0.09	1.75
Average number of shares, basic (1,000)	520281	523827	523579	523579	523579	523641
Average number of shares, diluted (1,000)	523065	526772	526167	526101	525949	526247

Non-recurring items in operating profit. Non-recurring items in operating profit are specified in the divisional reviews.
Magazine papers	—	-104	—	—	—	-104
Newsprint	—	2	—	—	—	2
Fine and Speciality papers	—	3	—	—	—	3
Converting	—	2	—	—	—	2
Wood Products	—	-27	110	—	—	83
Other Operations	—	219	—	—	—	219
Non-recurring items in operating profit, total	—	95	110	—	—	205
Non-recurring items reported after operating profit	101	10	—	—	—	10
Non-recurring items reported in taxes	—	284	—	235	—	519
Non-recurring items, total	101	389	110	235	—	734
Operating profit, excluding non-recurring items	173	99	137	87	99	422
% of sales	7.6	4.1	5.6	3.5	4.0	4.3
Profit before tax, excluding non-recurring items	148	80	121	79	61	341
% of sales	6.5	3.3	4.9	3.2	2.5	3.5
Earnings per share, excl. non-recurring items, EUR	0.20	0.10	0.19	0.11	0.09	0.49
Return on equity, excl. non-recurring items, %	5.6	3.0	5.5	3.4	2.7	3.4
Return on capital employed, excl. non - recurring items, %	6.1	4.0	5.6	4.0	3.7	4.3

Changes in property, plant and equipment

EUR million	31.3.2005	31.3.2004	1-12/ 2004
Book value at beginning of period	7,621	8,125	8,125
Acquired companies	—	—	4
Capital expenditure	156	127	568
Decreases	-5	-6	-67
Depreciation and impairment charges	-208	-218	-955
Translation difference and other changes	57	37	-54
Book value at end of period	7,621	8,065	7,621

Commitments and contingencies

EUR million	31.03.2005	31.03.2004	31.12.2004
Own commitments
Mortgages	95	177	111

On behalf of associated companies and joint ventures
Guarantees for loans	42	42	44

On behalf of others
Guarantees for loans	4	3	3
Other guarantees	7	8	7

Other own commitments
Leasing commitments for the next 12 months	25	25	23
Leasing commitments for subsequent periods	94	75	82
Other commitments	47	56	38

Capital commitments

EUR million	Completion	Total Cost	By 31.12.04	1-3/ 05	After 31.3.05
Changshu paper machine project	May 2005	390	223	71	96
Nordland PM3, rebuild	June 2006	83	—	—	83
New power plant, Chapelle Darblay	March 2007	75	—	3	72
New power plant, Shotton	Nov. 2006	60	—	5	55
Tervasaari PM 8, additional capacity	July 2005	64	13	8	43

Notional amounts of derivative financial instruments

EUR million	31.3.2005	31.3.2004	31.12.2004
Currency derivatives
Forward contracts	3,590	3,272	3,358
Options, bought	—	10	—
Options, written	—	25	—
Swaps	587	620	577
Interest rate derivatives
Forward contracts	2,917	6,519	4,446
Options, bought	—	—	—
Options, written	147	119	139
Swaps	2,805	3,241	2,747
Other derivatives
Forward contracts	6	8	8
Swaps	47	13	47

Related party (associated companies and joint ventures) transactions and balances

EUR million	1-3/ 2005	1-3/ 2004	1-12/ 2004
Sales to associated companies	10	3	50
Purchases from associated companies	111	106	539
Non-current receivables at end of period	12	10	11
Trade and other receivables at end of period	8	11	20
Trade and other payables at end of period	140	34	132

Key exchange rates for the euro at end of period

	31.3.2005	31.12.2004	30.9.2004	30.6.2004	31.3.2004
USD	1.2964	1.3621	1.2409	1.2155	1.2224
CAD	1.5737	1.6416	1.5740	1.6343	1.5979
JPY	138.44	139.65	137.17	132.40	126.97
GBP	0.6885	0.7051	0.6868	0.6708	0.6659
SEK	9.1430	9.0206	9.0588	9.1451	9.2581

ACCOUNTING POLICIES

This Interim Report has been prepared in accordance with IAS 34 Interim Financial Reporting. Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

NEW IFRS STANDARDS AND REVISED IAS STANDARDS

In December 2003, International Financial Reporting Standards (IFRS) were amended as the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These new standards must be applied for annual periods beginning on or after 1 January 2005. Under IAS 39 (revised) it is no longer possible to reverse impairment losses on available-for-sale equity instruments through profit or loss, i.e. any subsequent increase in fair value is recognized in equity. The standard requires retrospective application, i.e. restatement of comparative information resulting a reversal of a gain of EUR 26 million in 2004 profit and loss statement to fair value reserve in equity.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. IFRS 2 is effective for fiscal years beginning on or after 1 January 2005 and applies to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and have not yet vested as of the effective date of the standard. The standard requires retrospective application resulting in a share-based payment expense for the comparative years ended 31 December 2004 and 31 December 2003 of EUR 12 million and EUR 6 million, respectively. The corresponding expense for the first quarter of 2005 is EUR 3 million.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after 31 March 2004. Goodwill related to acquisitions prior to 31 March 2004 continued to be amortized through 31 December 2004 as required under the IFRS transition guidance, while goodwill related to acquisitions subsequent to 31 March 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after 1 January 2005. Amortization of acquired goodwill in 2004 totalled EUR 100 million. These assets will not be amortized in 2005.

In December 2004, the IASB issued IFRIC Interpretation 3, Emission Rights, which specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. It requires companies to account the emission allowances they receive from governments as intangible assets, recorded initially at fair value. It also requires companies, as they produce emissions, to recognize a liability for the obligation to deliver allowances to cover those emissions. This interpretation is applicable for periods beginning on or after 1 March 2005. UPM adopted IFRIC 3 for the first time in its Interim Report for January to March 2005. The impact on the Group’s net income and financial position was not significant.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations